Exhibit 21.1
FIRST AVENUE NETWORKS
Subsidiaries

Subsidiary	State of Incorporation
ART Licensing Corp.	Delaware

DCT Communications Inc.	California

First Avenue Licenses, LLC	Delaware

ART Leasing Corp.	Delaware

Big Creek Systems LLC.	Delaware

Teligent Services Acquisition, Inc.	Delaware

First Avenue Networks Solutions, Inc.	Delaware

First Avenue Networks Government Solutions, Inc.	Delaware

First Avenue Networks Enterprise Solutions, Inc.	Delaware

First Avenue Spectrum Labs, Inc.	Delaware